Exhibit 99.1

Skylight Health Group Inc.

(formerly CB2 Insights Inc.)

Condensed Interim Consolidated Financial Statements

March 31, 2021

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of Skylight Health Group Inc. (the “Company”) have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2020 have not been reviewed by the Company’s auditors.

The unaudited condensed interim consolidated financial statements have been re-filed to correct the Notice to Reader which erroneously mentioned that the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2021 have not been reviewed by the Company’s auditors.

Apart from the aforementioned change, no other changes were made to the information presented in the document.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

		March 31, 2021 $	December 31, 2020 $
ASSETS
Current assets
Cash		15,247,699	20,051,734
Restricted cash	Note 6	2,766,500	—
Inventories		30,899	31,319
Trade and other receivables	Note 8	1,934,613	528,827
Prepaid expenses		437,395	749,201
Total current assets		20,417,106	21,361,081
Non-current
Furniture and equipment	Note 9	122,744	88,229
Right-of-use assets	Note 10	6,145,058	1,325,087
Computer software and technology	Note 11	1,088,041	1,129,117
Other intangible assets	Note 12	10,674,859	5,344,131
Goodwill	Note 12	4,140,120	2,224,432
Total assets		42,587,928	31,472,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 13	1,753,165	1,123,275
Loan payable	Note 14	—	446,196
Purchase consideration payable	Note 7	6,384,559	526,393
Lease liabilities	Note 10	735,595	618,601
Total current liabilities		8,873,319	2,714,465
Non-current
Loan payable	Note 14	—	315,907
Lease liabilities	Note 10	5,582,897	803,741
Total liabilities		14,456,216	3,834,113

SHAREHOLDERS’ EQUITY
Share capital	Note 15	45,865,441	43,454,107
Warrant reserve	Note 15	1,878,509	2,539,191
Option reserve	Note 15	5,307,413	4,349,184
Share to be issued		50,000	5,259
Accumulated other comprehensive income		402,733	450,272
Accumulated deficit		(25,372,384)	(23,160,049)
Total shareholders’ equity		28,131,712	27,637,964
Total liabilities and shareholders’ equity		42,587,928	31,472,077

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Subsequent events (Note 19)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended March 31		2021 $	2020 $

Revenues
Clinic		5,111,215	2,890,887
Contract research solutions		56,035	26,893
Software		6,412	14,246
		5,173,662	2,932,026
Cost of sales		1,619,772	1,030,331
Gross profit		3,553,890	1,901,695

Operating Expenses
Salaries and wages		2,295,977	1,390,959
Office and administration		568,516	376,601
Marketing and business development		902,265	56,569
Professional fees		629,796	226,354
Rent		28,009	68,119
Share-based compensation		1,048,659	314,070
Depreciation and amortization		750,775	614,148
Total operating expenses		6,223,997	3,046,820

Loss from operations		(2,670,107)	(1,145,125)

Other expenses (income)
Foreign exchange loss (gain)		269,250	(664,933)
Change in fair value of financial liabilities		(36,486)	454,857
Accretion on purchase consideration payable and loan payable	Note 4, 5, 6 & 14	64,228	—
Interest on lease liabilities	Note 10	116,638	48,132
Other income	Note 14	(869,787)	—
Net loss		(2,213,950)	(983,181)
Other comprehensive loss
Exchange difference on translation of foreign operations		(47,539)	(226,150)
Net loss and comprehensive loss		(2,261,489)	(1,209,331)

Basic and diluted net loss per common share		(0.062)	(0.054)
Weighted average number of common shares outstanding- basic and diluted	Note 15	35,437,897	18,124,181

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

Three months ended March 31		2021	2020
		$	$
Operating activities
Net loss		(2,213,950)	(983,181)

Adjustments for items not affecting cash:
Depreciation and amortization		750,775	614,148
Unrealised foreign exchange loss (gain)		87,119	(670,156)
Accretion on purchase consideration payable
and loan payable		64,228	—
Interest on lease liabilities		116,638	48,132
Share-based compensation		1,048,659	314,070
Change in fair value of financial liabilities		(36,486)	454,857
Other income related to loan payable		(866,637)	—
Other income related to gain on disposal of furniture and
equipment		(3,150)	—
Changes in non-cash working capital items:
Inventories		34	4,520
Trade and other receivables	Note 8	(1,259,354)	18,275
Prepaid expenses		305,554	11,912
Accounts payable and accrued liabilities		328,873	184,034
Cash used in operating activities		(1,677,697)	(3,389)

Investing activities
Purchase of furniture and equipment		(38,200)	—
Proceeds from disposal of furniture and equipment		4,339	—
Development of computer software		(104,166)	(122,609)
Purchase consideration paid		(1,274,926)	—
Cash used in investing activities		(1,412,953)	(122,609)

Financing activities
Shares issued and to be issued for cash		1,292,316	407,950
Principal payment of lease liabilities		(199,509)	(215,485)
Interest paid on lease liabilities		(116,638)	(48,132)
Repayment to related parties		—	(4,592)
Cash provided by financing activities		976,169	139,741

Net (decrease) increase in cash during the period		(2,114,481)	13,743
Effect of foreign exchange on cash		76,946	56,291
Cash and cash equivalents, beginning of period		20,051,734	130,273
Cash and cash equivalents, end of period		18,014,199	200,307

Cash and cash equivalents comprised of:
Cash		15,247,699	200,307
Restricted cash		2,766,500	—
Cash and cash equivalents, end of period		18,014,199	200,307

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

						Accumulated
						other
	Number of	Share	Warrant	Option	Shares to	comprehensive
	shares	Capital	Reserve	Reserve	be issued	income	Deficit	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2020	175,349,946	43,454,107	2,539,191	4,349,184	5,259	450,272	(23,160,049)	27,637,964
Shares issued on acquisition	374,167	449,000	—	—	—	—	—	449,000
Share-based compensation	—	—	—	1,013,921	—	—	—	1,013,921
Shares issued and to be issued against exercise of warrants	4,239,322	1,844,269	(660,682)	—	46,640	—	—	1,230,227
Exercise of stock options	116,269	118,065	—	(54,077)	(1,899)	—	—	62,089
Options expired	—	—	—	(1,615)	—	—	1,615	—
Foreign currency translation	—	—	—	—	—	(47,539)	—	(47,539)
Net loss for the period	—	—	—	—	—	—	(2,213,950)	(2,213,950)
Balance, March 31, 2021	180,079,704	45,865,441	1,878,509	5,307,413	50,000	402,733	(25,372,384)	28,131,712

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

						Accumulated
						other
	Number of	Share	Warrant	Option	Shares to	comprehensive
	shares	Capital	Reserve	Reserve	be issued	income	Deficit	Total
	#	$	$	$	$	$	$	$
Balance, December 31, 2019	82,836,742	12,224,770	3,356,534	1,552,361	334,903	440,976	(16,522,211)	1,387,333
Shares issued for services	563,667	69,685	—	—	—	—	—	69,685
Share issuance costs - cash	—	(6,250)	—	—	—	—	—	(6,250)
Share-based compensation	1,248,460	124,846	—	314,070	—	—	—	438,916
Shares issued and to be issued in settlement of accrued interest	1,218,756	115,907	—	—	(2,660)	—	—	113,247
Share issued in settlement of contingent consideration	2,500,000	350,000	—	—	203,948	—	—	553,948
Shares issued and to be issued against exercise of warrants	4,532,785	1,781,044	(1,373,094)	—	(213,333)	—	—	194,617
Shares issued against directors’ fees	675,000	94,500		—		—	—	94,500
Warrants and options expired	—	—	(1,113,772)	(12,519)	—	—	1,126,291	—
Foreign currency translation	—	—	—	—	—	(226,150)	—	(226,150)
Net loss for the period	—	—	—	—	—	—	(983,181)	(983,181)
Balance, March 31, 2020	93,575,410	14,754,502	869,668	1,853,912	322,858	214,826	(16,379,101)	1,636,665

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of operations and Covid-19 pandemic

Skylight Health Group Inc. (“SHG” or the “Company”), formerly CB2 Insights Inc. (“CB2”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and diagnostic testing. The Company was incorporated on December 27, 2017 under the Canada Business Corporations Act and completed a reverse takeover (“RTO”) on February 27, 2019 (the “Closing Date”) with MVC Technologies Inc. (“MVC”) which was incorporated in the province of Ontario on November 3, 2014 under the Ontario Business Corporation Act (“OBCA”). Pursuant to the special meeting of the shareholders of the Company held on November 23, 2020, the name of the Company was changed from CB2 Insights Inc. to Skylight Health Group Inc. The head office of the Company is located at 5520 Explorer Drive, Mississauga, Ontario, Canada, L4W 5L1.

On January 5, 2021, the Company’s shares commenced trading on the TSX-V under the symbol “SHG” after getting voluntarily delisted from the Canadian Securities Exchange on January 4, 2021.

On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.

During the quarter ended March 31, 2021, the pandemic did not have a material impact on the Company’s operations. While medical clinics had generally been deemed an essential business, the Company was able to switch to virtual appointments thereby reducing the impact on operations and enabled the Company to achieve savings in clinical operating expenses. As at March 31, 2021, the Company did not observe any impairment of its assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company has taken steps to minimize the potential impact of the pandemic including safety measures with respect to personal protective equipment, the reduction in travel and the implementation of a virtual office including regular video conference meetings and participation in virtual Company events, trade shows, customer meetings and other virtual events. In addition, as explained in note 14, the Company obtained a loan under the Paycheck Protection Program (PPP) offered by US Small Business Administration as part of COVID-19 relief measures which was forgiven on March 30, 2021.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID- 19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

2.	Basis of presentation

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS.

The Board of Directors approved these unaudited condensed interim consolidated financial statements on May 27, 2021. These unaudited condensed interim consolidated financial statements comply with IFRS.

The unaudited condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for promissory note payable and purchase consideration payable (only for acquisition performed during the year ended December 31, 2019) which are measured at fair value. Certain current period amounts have been reclassified to conform with the current year presentation.

3.	Summary of significant accounting policies

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods except the below amendment:

Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.

4.	Acquisition of MCM

On October 6, 2020 (the “Closing Date”), the Company acquired 100% of the identified assets of Texas-based primary care services clinic group Maverick County Medical Family Center (“MCM”), P.A.

The aggregate purchase consideration comprised the following:

•	$497,700 (US$375,000) cash paid on Closing Date.
•

$497,700 (US$375,000) cash due in six months after the Closing Date. The amount was discounted to its present value and initially recorded at $470,227 on the Closing Date using an effective interest rate of 12%. During the three months ended March 31, 2021, accretion expense amounting to $12,652 and foreign exchange translation gain of $5,816 was recorded leading to an outstanding amount of $471,563. Subsequently, the amount was paid on April 6, 2021.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

5.	Acquisition of APEX

On January 4, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of Colorado based primary care services clinic group Apex Family Medicine, LLC (“APEX”). The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with the APEX’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprises the following:

•	$1,241,371 (US$973,548) cash paid on Closing Date.
•

$1,115,713 (US$875,000) cash payable in two instalments over a 6-months period. The amount was discounted to its present value and initially recorded at $1,072,869 on the Closing Date using an effective interest rate of 11.2%. During the three months ended March 31, 2021, accretion expense amounting to $28,422 and foreign exchange translation gain of $15,000 was recorded leading to an outstanding amount of $1,086,291 (US$863,850). Subsequently, on April 5, 2021, the Company paid the first instalment of $547,969 (US$437,500).

The allocated purchase price calculation is as follows:

$
Consideration – cash	2,314,240
Lease liabilities	118,146
Assumed liabilities	36,936
Total consideration	2,469,322

Identifiable assets acquired
Customer relationships	1,402,610
Non-compete clause	21,677
Cash	39,936
Accounts receivable	125,659
Right of use asset	118,146
Total identifiable assets acquired	1,705,028
Total goodwill	764,294
2,469,322

Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. APEX’s revenue and net income for the period from the date of acquisition to March 31, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $334,025 and $107,276, respectively.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

6.	Acquisition of RCMA

On February 3, 2021 (the “Closing Date”), the Company acquired 100% of the identified assets of River City Medical Associates (“RCMA”), Inc., a Florida corporation. The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with the RCMA’s workforce and is expected to be fully deductible for tax purposes.

The aggregate purchase consideration comprises the following:

•	$287,532 (US$224,933) cash paid on Closing Date.
•

$139,397 (US$109,049) cash payable within 120 days after the Closing Date being the amount withheld from the purchase consideration for liabilities prior to closing date. The amount was discounted to its present value and initially recorded at $137,034 (US$107,200) on the Closing Date using an effective interest rate of 10.9%. An accretion expense amounting to $nil was recorded on this amount during the three months ended March 31, 2021 leading to an outstanding amount of $134,804 (US$107,200). Subsequently, on April 27, 2021, the Company released this amount.

•

$2,812,260 (US$2,200,000) funds held in an Escrow Account to be released once the conditions stipulated in the Transition Services Agreement have been complied with within two months after the Closing Date. Subsequently, on April 22, 2021, the Company released this amount. During the three months ended March 31, 2021, foreign exchange translation gain of $45,760 was recorded leading to an outstanding amount of $2,766,500.

•

374,167 common shares in the Company valued at 10-day VWAP of $1.2785 per share amounting to $478,372 (US$373,204) to be issued on Closing Date. The amount was recognized at the fair value of the consideration amounting to $492,146 (US$385,000) on the Closing Date.

•

Variable number of common shares in the Company amounting to $1,908,246 (US$1,492,800) to be issued in five equal instalments within 15 months after the Closing Date. The number of shares will be determined based on the share price on each instalment date. The amount was discounted to its present value and initially recorded at $1,892,012 (US$1,480,100) on the Closing Date using an effective interest rate of 15%. During the three months ended March 31, 2021, accretion expense amounting to $3,290 and foreign exchange gain of $30,808 was recognised leading to an outstanding amount of $1,864,494.

The allocated purchase price calculation is as follows:

$
Consideration – cash	3,236,826
Consideration – shares	2,384,158
Lease liabilities	3,800,383
Assumed liabilities	217,041
Total consideration	9,638,408

Identifiable assets acquired
Customer relationships	3,617,589
Brand and trademarks	705,622
Non-compete clause	56,245
Cash	217,041
Furniture and equipment	32,482
Right of use asset	3,800,383
Total identifiable assets acquired	8,429,362
Total goodwill	1,209,046
9,638,408

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

6.	Acquisition of RCMA (continued)

Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. RCMA’s revenue and net income for the period from the date of acquisition to March 31, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $1,134,565 and $611,917, respectively. If the acquisition had occurred on January 1, 2021, management estimates that consolidated revenue would have increased by $428,613 and net loss would have decreased by $231,169 for the three months ended March 31, 2021.

7.	Purchase consideration payable

		March 31, 2021	December 31, 2020
		$	$
Healthcare Resource Management LLC (‘HRM’)		60,907	61,667
MCM	Note 4	471,563	464,726
APEX	Note 5	1,086,291	—
RCMA	Note 6	4,765,798	—
		6,384,559	526,393

8.	Trade and other receivables

	March 31, 2021	December 31, 2020
	$	$
Trade receivables	1,590,177	287,561
Harmonized sales tax recoverable	275,809	191,750
Security deposits	68,627	49,516
	1,934,613	528,827

The lifetime expected credit loss allowance for impairment is estimated based on the Company’s historical loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current as well as forecast direction of conditions. As at March 31, 2021, an expected credit loss of $nil has been recognized.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

9.	Furniture and equipment

	Furniture	Vehicles	Computer Hardware	Leaseholds	Equipment	Total
	$	$	$	$	$	$
Cost
As at December 31, 2020	128,740	21,972	115,673	65,061	58,631	390,077
Additions	19,439	—	11,782	—	6,979	38,200
Acquisition	—	—	—	—	32,482	32,482
Disposal	—	(21,847)	—	—	—	(21,847)
Net exchange differences	(1,224)	(125)	(1,505)	(803)	(576)	(4,233)
As at March 31, 2021	146,955	—	125,950	64,258	97,516	434,679

Depreciation
As at December 31, 2020	92,872	20,776	83,519	57,238	47,443	301,848
Depreciation	10,173	—	10,076	5,390	7,814	33,453
Disposal	—	(20,659)	—	—	—	(20,659)
Net exchange differences	(731)	(117)	(1,097)	(742)	(20)	(2,707)
As at March 31, 2021	102,314	—	92,498	61,886	55,237	311,935

Net book value
As at December 31, 2020	35,868	1,196	32,154	7,823	11,188	88,229
As at March 31, 2021	44,641	—	33,452	2,372	42,279	122,744

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

10.	Right-of-use assets and lease liabilities

Right of use assets

Premises leases	March 31, 2021
$
Beginning balance	1,325,087
Additions	1,256,742
Acquisitions	3,918,529
Depreciation	(253,757)
Lease incentives	(23,446)
Net exchange differences	(78,097)
Ending balance	6,145,058

Lease liabilities

March 31, 2021
$
Beginning balance	1,422,342
Additions	1,256,742
Acquisitions	3,918,529
Interest expense	116,638
Lease payments	(316,147)
Net exchange differences	(79,612)
Ending balance	6,318,492

Allocated as:	$
Current	735,595
Non-current	5,582,897
6,318,492

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate. The weighted-average rate applied was ranging from 10.9% to 12%.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

11.	Computer software and technology

$
Cost
Balance, December 31, 2020	3,615,889
Additions	104,166
Net exchange differences	(211)
Balance, March 31, 2021	3,719,844

Amortization
Balance, December 31, 2020	2,486,772
Amortization	145,234
Net exchange differences	(203)
Balance, March 31, 2021	2,631,803

Net book value
Balance, December 31, 2020	1,129,117
Balance, March 31, 2021	1,088,041

12.	Goodwill and other intangible assets

	Goodwill	Customer relationships	Brand and trademarks	Non-compete clause	Total other intangibles
	$	$	$	$	$
Cost
Balance, December 31, 2020	2,224,432	4,075,611	2,546,400	46,537	6,668,548
Acquisition	1,973,340	5,020,199	705,622	77,922	5,803,743
Net exchange differences	(57,652)	(128,065)	(43,277)	(1,810)	(173,152)
Balance, March 31, 2021	4,140,120	8,967,745	3,208,745	122,649	12,299,139

Amortization
Balance, December 31, 2020	—	1,324,417	—	—	1,324,417
Amortization	—	318,331	—	—	318,331
Net exchange differences	—	(18,468)	—	—	(18,468)
Balance, March 31, 2021	—	1,624,280	—	—	1,624,280

Net book value
As at December 31, 2020	2,224,432	2,751,194	2,546,400	46,537	5,344,131
As at March 31, 2021	4,140,120	7,343,465	3,208,745	122,649	10,674,859

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

13.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2021	2020
	$	$
Accounts payable	762,628	484,893
Accrued liabilities	990,537	638,382
	1,753,165	1,123,275

14.	Loan payable

On April 27, 2020, the Company obtained a loan of $916,958 (US$652,500) from Citizens Bank N.A under the Paycheck Protection Program (PPP) offered by US Small Business Administration as part of COVID-19 relief measures. The loan carries an interest rate of 1% and the repayments would start from February 27, 2021 in equal monthly instalments over eighteen months. The PPP program allows for the loan to be forgiven if the disbursed amount is spent in accordance with specific guidelines. On December 1, 2020, the Company applied for loan forgiveness, and if approved, the loan amount would be reclassified as a government grant in the statements of loss and comprehensive loss.

The loan was measured at fair value on receipt date using effective interest rate method and the difference between the fair value and receipt amount was recorded as deferred income under accrued liabilities. This difference represents the benefit received by the Company due to reduced interest rate on the loan and over the term of the loan, this benefit will be recognized as other income in the statement of loss and comprehensive loss.

During the period ended March 31, 2021, the Company recognised an amount of $13,976 as other income and $19,864 as accretion expense on the loan. On March 30, 2021, the Company recognized $852,661 as other income representing write-off of PPP loan after receiving approval of the forgiveness application.

15.	Share capital

a)	Authorized share capital

Unlimited number of voting common shares without par value

b)	Common shares issued

	Number of
	common shares	Share Capital
	#	$
Balance, December 31, 2020	175,349,946	43,454,107
Shares issued in settlement of purchase consideration payable (i)	374,167	449,000
Shares issued against exercise of warrants (ii)	4,239,322	1,844,269
Exercise of stock options (iii)	116,269	118,065
Balance, March 31, 2021	180,079,704	45,865,441

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

15.	Share capital (continued)

b)	Common shares issued (continued)

2021

(i)	During the period ended March 31, 2021, the Company issued 374,167 shares valued at $1.20 per share in settlement of consideration payable for the acquisition of RCMA.

(ii)	During the period ended March 31, 2021, shareholders exercised 4,239,332 warrants at an exercise price with a range of $0.20 to $0.80 per share.

The fair value of the warrants exercised amounting to $660,682 was reclassified from the Warrant reserve to Share capital.

(iii)	During the period ended March 31, 2021, shareholders exercised 116,269 options at an exercise price with a range of $0.20 to $0.80 per share.

The fair value of the options exercised amounting to $54,077 was reclassified from the Option reserve to Share capital.

Subsequent to the period end on May 12, 2021, the Board of Directors approved a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. The Share Consolidation took effect on May 28, 2021. As a result of the Share Consolidation, the 180,079,704 common shares issued and outstanding at March 31, 2021 would be consolidated to 36,015,941 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. Any quantities relating to common shares, stock options or warrants or any per unit price such as exercise prices disclosed throughout the condensed interim consolidated financial statements have not been retrospectively adjusted for the Share Consolidation except for the weighted average number of common shares outstanding used in the calculation of basic and diluted net loss per common share which have been retroactively adjusted to give effect to the Share Consolidation as required by IAS 33, Earnings per share and consequently the basic and diluted net loss per common share for the periods presented.

The effect of the Share Consolidation on the issued and outstanding number of common shares, stock options and warrants outstanding at March 31, 2021 is as follows:

	Balance	Balance
	before share	after share
	consolidation	Consolidation
	#	#
Common shares	180,079,704	36,015,941
Warrants	19,939,662	3,987,932
Stock options	14,290,607	2,858,121

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

15.	Share capital (continued)

Warrants

During February 2021, the Company granted 3,500 warrants to a shareholder. These warrants are exercisable over a period of one year from the date of grant with an exercise price of $0.80, vesting immediately.

A summary of the warrant activity for the periods ended March 31, 2021 and 2020 is as follows:

			Weighted
		Number of	Average
		Warrants	Exercise Price
		#	$
Balance, December 31, 2019		15,530,719	0.56
Exercised		(4,532,785)	0.64
Expired		(5,877,544)	0.40
Balance, March 31, 2020		5,120,390	0.45

Balance, December 31, 2020		24,175,484	0.25
Granted		3,500	0.80
Exercised		(4,239,322)	0.28
Balance, March 31, 2021		19,939,662	0.24

At March 31, 2021, a summary of warrants outstanding and exercisable is as follows:
		Weighted	Weighted
	Number	Average	Average
Range of exercise prices	outstanding	Exercise Price	Remaining Life
	#	$	Years
< $0.20	18,121,988	0.19	1.61
$0.47 - $0.50	492,584	0.47	1.62
$0.80 - $1.00	1,325,090	0.90	1.31
	19,939,662	0.24	1.59

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

15.	Share capital (continued)

Options

During February and March 2021, the Company granted 1,446,800 options to employees, directors and consultants. These options are exercisable over a period of 2 to 5 years from the date of grant with an exercise price ranging from $1.30 to $1.80. 766,800 options vested immediately and the rest will vest over 1 to 3 years.

A summary of the options activity for the periods ended March 31, 2021 and 2020 is as follows:

					Weighted
				Number of	Average
				Options	Exercise Price
				#	$
Balance, December 31, 2019				6,721,368	0.38
Expired				(104,323)	0.19
Balance, March 31, 2020				6,617,045	0.39

Balance, December 31, 2020				12,967,930	0.43
Granted				1,446,800	1.53
Exercised				(116,269)	0.55
Expired				(7,854)	0.46
Balance, March 31, 2021				14,290,607	0.54

At March 31, 2021, a summary of stock options outstanding and exercisable is as follows:
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
exercise	Number	Exercise	Remaining	Number	Exercise
prices	outstanding	Price	life	exercisable	Price
	#	$	(years)	#	$
< $0.49	6,083,807	0.13	3.74	2,802,536	0.13
$0.50 - $0.99	6,072,000	0.66	3.03	5,847,000	0.66
$1.00 - $1.49	999,800	1.17	3.29	779,800	1.14
$1.50 - $1.80	1,135,000	1.59	3.14	680,000	1.51
	14,290,607	0.54	3.36	10,109,336	0.61

During the three months ended March 31, 2021, $1,048,659 (three months ended March 31, 2020—$314,070) has been recognized as share-based compensation expense. The fair value of the granted options was calculated using the Black-Scholes model using an expected life ranging from 1 to 4 years, risk-free interest rate ranging from 0.12% to 0.68%, share price ranging from $1.26 to $1.78, volatility ranging from 111.7% to 130.7% and a dividend yield of 0%.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

16.	Fair value measurement

The Company classifies and subsequently measures cash, trade receivables, accounts payable and accrued liabilities, loan payable and purchase consideration payable at amortized cost and the fair value of these financial instruments approximates carrying value due to their short-term nature and/or carrying market rates of interest.

There are no financial instruments which were measured at fair value in the condensed interim consolidated statements of financial position as at March 31, 2021.

17.	Related party disclosures

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”) and members of the Company’s Board of Directors.

The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Three months	Three months
	ended	ended
	March 31	March 31
	2021	2020
	$	$
Salary and short -term employee benefits	222,656	103,385
Share based compensation	87,656	142,078
	310,312	245,463

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

18.	Segmented information

The Company has two reportable segments related to its medical services and software and corporate businesses which also align with the two countries in which it operates, namely, United States and Canada. Corporate costs are included in the Canadian segment. The disclosure with regards to the Company’s aforementioned segments and locations are listed below:

	USA	Canada
Three months ended March 31, 2021	(Medical	(Software and
	Services)	Corporate)	Total
	$	$	$
Revenue	5,111,215	62,447	5,173,662
Cost of Sales	1,619,772	—	1,619,772
Gross profit	3,491,443	62,447	3,553,890
Tot al operating expenses	3,441,973	2,782,024	6,223,997
Income (loss) from operations	49,470	(2,719,577)	(2,670,107)

Foreign exchange loss	—	269,250	269,250
Change in fair value of financial liabilities	(36,486)	—	(36,486)
Accretion on purchase consideration payable and loan payable	64,228	—	64,228
Interest on lease liabilities	116,588	50	116,638
Other income	(869,787)	—	(869,787)
Net income (loss)	774,927	(2,988,877)	(2,213,950)

	USA	Canada
As at March 31, 2021	(Medical	(Software and
	Services)	Corporate)	Total
	$	$	$
Non-current assets	19,849,279	2,321,543	22,170,822
Total assets	25,959,678	16,628,250	42,587,928
Total liabilities	12,443,074	2,013,142	14,456,216

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

18.	Segmented information (continued)

	USA	Canada
Three months ended March 31, 2020	(Medical	(Software and	Total
	Services)	Corporate)
	$	$	$
Revenue	2,890,887	41,139	2,932,026
Cost of Sales	1,030,331	—	1,030,331
Gross profit	1,860,556	41,139	1,901,695
Total operating expenses	1,893,834	1,152,986	3,046,820
Loss from operations	(33,278)	(1,111,847)	(1,145,125)

Foreign exchange loss	—	(664,933)	(664,933)
Change in fair value of financial liabilities	(27,974)	482,831	454,857
Interest on lea se liabilities	46,422	1,710	48,132
Net loss	(51,726)	(931,455)	(983,181)

	USA	Canada
As at December 31, 2020	(Medical	(Software and	Total
	Services)	Corporate)
	$	$	$
Non-current assets	9,361,370	749,626	10,110,996
Total assets	11,468,705	20,003,372	31,472,077
Total liabilities	3,273,724	560,389	3,834,113

19.	Subsequent events

(i)

On April 5, 2021 (the “Closing Date”), the Company acquired 100% of the membership interest of Colorado based Primary Care Clinic Group, Rocky Mountain for a total cash consideration of $13,777,500 (US$11,000,000) paid as follows:

•	$10,634,935 (US$8,490,966) cash.
•	$2,066,625 (US$1,650,000) cash payable in three equal instalments over two years from the Closing Date.
•	$1,075,940 (US$859,034) cash payable after working capital and other adjustments.

(ii)

On May 13, 2021, the Company received conditional approval from The Nasdaq Stock Market LLC (“Nasdaq”) to list its issued and outstanding common shares on Nasdaq. On May 25, 2021, the Company received a confirmation from the Nasdaq that its common shares will be able to commence trading on the Nasdaq Capital Market during the week of June 7, 2021, under the symbol “SLHG”, subject to the Company meeting the applicable bid price requirement for listing during the period beginning on the date of the Company’s share consolidation on May 28, 2021 through the initial listing date. The Company will retain its listing on the TSX Venture Exchange under the symbol “SHG”. The Company will continue to trade on the OTCQX under the symbol “SHGFF” until trading on the Nasdaq commences.

(iii)

On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters (collectively the “Underwriters”). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters’ 15% over-allotment option, 9,857,800 common shares of the Company at a price of $1.40 per common share for gross proceeds of $13,800,920.